October 3, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Title Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
File No. 000-21417

Dear Mr. Rosenberg:

Upon further review and discussion with our outside counsel and independent auditors, we submit the following revised response to your letter dated August 22, 2005. This revised response is related to the Staff’s Comment number 3 regarding recognition of flood zone determination service revenue. After further consideration, we have changed our accounting to further align our revenue recognition relative to flood zone determination services with Staff Accounting Bulletin No. 104 – “Revenue Recognition”.

Additionally, in our Registration Statement on Form S-3 (File No. 333-128609) filed September 27, 2005, we made minor changes to the wording in the footnote to the Contractual Commitments table disclosure discussed below in our initial response to Comment number 1 and we have made corresponding conforming changes herein. Our response to Comments number 1, number 2 and number 4 remain otherwise unchanged.

This response letter supersedes our initial response sent to you in a letter dated August 31, 2005.

Comment number 1:

We will modify our disclosure in future periodic reports to include in the contractual obligation table the expected amounts and timing of the settlement of our reserve for title insurance and escrow losses as well as a more expanded discussion of the inherent factors that cause uncertainty in these payment pattern estimates. We would expect our disclosures in future periodic reports to be reflective of the following example;

Contractual Commitments and Commercial Obligations

Payments due by period

Contractual Obligations	Less than one year		2007-2008		2009-2010		Thereafter
Debt maturities	$	X,XXX	$	X,XXX	$	XXX	$	X,XXX
Minimum lease commitments		XXX		XXX		XXX		XX

Title and escrow loss reserve (1)		XXX		XXX		XX		XX

Total	$	X,XXX	$	X,XXX	$	XXX	$	X,XXX

(1)	As of December 31, 2005 we had title insurance and escrow loss reserves of $XXX million. The amount and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical title insurance claim experience, we anticipate the above payment patterns. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant variability inherent in this payment pattern estimate because of the potential impact of several factors that can cause increases in both the amount and timing of estimated title and escrow loss payments including (i) changes in future mortgage interest rates and the corresponding effect on the quantity of real estate and refinancing transactions; (ii) the legal environment and court decisions of title insurance policy language; and (iii) events such as fraud, defalcation and multiple property title defects.

Comment number 2:

Underwriting fees represent fees paid to third party title insurance underwriters to compensate them for accepting a portion of the risk associated with the title policy. In accordance with Staff Accounting Bulletin No. 101 – “Revenue Recognition in Financial Statements” (SAB 101) if the company performs services as an agent or broker without assuming the risks and rewards of ownership, sales should be reported on a net basis. We have consistently reported title insurance fees net of title remittance fees paid pursuant to agreements we have with underwriters since 2000. We believe this treatment is consistent with our reporting peers. We felt the discussion of underwriting fees in the Revenue Recognition footnote on page 39 of our 2004 Form 10-K, coupled with the discussion of title insurance in the Company Operations section on page 9 of our 2004 Form 10-K adequately covered what these fees represented but will provide additional disclosure in future periodic reports.

Comment number 3:

In the third quarter of 2005, we changed our accounting related to revenue recognition for flood zone determination services we provide to lenders. This change will further align our revenue recognition with Staff Accounting Bulletin No. 104 – “Revenue Recognition”. Currently, we defer a portion of our revenue related to services we are contractually required to provide in future periods and amortize this deferred revenue into income over the period we are contractually required to provide the additional services. Effective July 1, 2005, we will defer all revenue related to those flood zone determinations where there are obligations to provide future monitoring of the flood zone status and will recognize the revenue ratably over the average periods that we estimate the related loans will be outstanding. Our revenue related to our flood zone determination business was $1.9 million from July 1, 2004 (date of acquisition) until December 31, 2004 and $2.5 million for the six months ended June 30, 2005. Approximately one half of this revenue relates to flood zone determinations where there are future obligations and therefore is subject to the change in accounting. We estimate that this change will result in a reduction of revenue in the quarter ended September 30, 2005 of approximately $1.6 million and result in a reduction of diluted earnings per share of approximately $.04. This change does not have any material impact on previously reported financial statements.

Comment number 4:

In addition to the modified disclosure of the contractual obligation table in future periodic reports as noted above under Comment number 1, we will also modify our disclosure in future periodic filings in the Organization and Summary of Significant Accounting Policies footnote and the Summary of Reserve for Title Insurance and Escrow Losses footnote to include a more expanded discussion of the methodologies management uses to estimate the total reserve for title insurance and escrow losses, as well as the inherent factors that cause uncertainty in the loss payment pattern estimates provided by management.

SOP 94-5 paragraph 11 requires that in addition to the disclosures required by FASB Statement No. 5 and other accounting pronouncements, insurance enterprises should disclose management’s policies and methodologies for estimating the liability for unpaid claims and claim adjustment expenses for difficult-to-estimate liabilities such as for claims for toxic waste cleanup or other environmental remediation exposures.

We felt that under Item 8, Notes to Consolidated Financial Statements, footnote 1, Organization and Summary of Significant Accounting Policies, appearing on page 40 of our 2004 Form 10-K under the heading Reserve for Title Insurance and Escrow Losses, our policy and methodologies used for estimating the liability for unpaid claims and claim adjustment expenses were adequately disclosed as follows: “The Company’s reserve for title insurance losses from its title insurance underwriter includes known claims as well as a provision of losses expected to be incurred, net of recoveries. Known claims are reserved for, based on a review of the claim amount and estimated costs associated with settling the claim. The Company also reserves for claims arising from errors made during the escrow process. Reserves for claims which are incurred, but not reported to the Company, are recorded based on several factors including, but not limited to, historical loss experience and current industry and legal environments.”

We did not feel that estimating the liability for title insurance losses or escrow processing errors is as substantial or comparable to the level of difficult-to-estimate liabilities such as for claims for toxic waste cleanup or other environmental remediation exposures as discussed in SOP 94-5, and therefore felt our disclosure as noted above was adequate.

In providing you with these responses we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments, and if you have any further questions, please do not hesitate to contact me at (480) 624-4200.

Sincerely,

/s/ Mark C. Walker
Mark C. Walker
Executive Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer